Free Writing Prospectus (To the Prospectus Supplement dated June 12, 2009)	Filed Pursuant to Rule 433 Registration Statement No. 333-142044
NEWS RELEASE

Media Contact(s):	Investor Contact(s):
Shannon Lapierre	Rick Costello
860-547-5624	860-547-8480
Shannon.Lapierre@thehartford.com	Richard.Costello@thehartford.com
The Hartford Announces $750 Million Discretionary Equity Issuance Plan
Company intends to participate in Capital Purchase Program
Hartford, Conn., June 12, 2009 — The Hartford Financial Services Group, Inc. (NYSE: HIG) announced today that it has commenced a discretionary equity issuance plan pursuant to which it will offer shares of its common stock from time to time for aggregate sales proceeds of up to $750 million. In addition, the company announced today that it would participate in the U.S. Treasury’s Capital Purchase Program (CPP), subject to completion of documentation with the U.S. Treasury. The Hartford received notice of preliminary approval to participate in CPP on May 14, 2009, in the amount of approximately $3.4 billion.
“With our strategic review complete, we are continuing to take actions to build shareholder value,” said Ramani Ayer, The Hartford’s chairman and chief executive officer. “In this continued, uncertain economic environment, our decisions to participate in CPP and to access the equity market represent important steps in enhancing our financial strength and implementing our long-term capital plan.”
The Hartford intends to use net proceeds of sales under the program for general corporate purposes, including the possible repurchase of outstanding debt. “Today’s decisions will further bolster our capital base and provide additional financial flexibility. The discretionary equity issuance will allow us to be opportunistic in raising capital while reducing our financial leverage,” said Lizabeth Zlatkus, The Hartford’s chief financial officer.
About The Hartford
Celebrating nearly 200 years as a trusted partner, The Hartford (NYSE: HIG) is an insurance-based financial services company that serves households and businesses by protecting their assets and income from risks. The company is a Fortune 500 company that is recognized widely for its service expertise and as one of the world’s most ethical companies. More information on the company and its financial performance is available at www.thehartford.com.

2 — The Hartford Announces Discretionary Equity Issuance Program
About The Offering
Sales of common stock under the discretionary issuance program will be made by means of ordinary brokers’ transactions on the New York Stock Exchange or otherwise at prevailing market, or negotiated, prices at the time of such sales. Goldman Sachs will act as the company’s sales agent for the offering.
The Hartford has an existing automatic shelf registration statement (including a base prospectus) on file with the Securities and Exchange Commission, and will file a prospectus supplement related to the equity issuance plan described above. Prospective investors should read the registration statement (including the base prospectus), the prospectus supplement and other documents The Hartford has filed with the SEC for more complete information about The Hartford and the offering before investing. Investors may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the sales agent will arrange to send investors the base prospectus and prospectus supplement if requested by contacting Goldman, Sachs & Co., Attention: Prospectus Department, 85 Broad Street, New York, NY 10004, telephone: 866-471-2526, fax: 212-902-9316, email: Prospectus-ny@ny.email.gs.com.
HIG-F
Some of the statements in this release may be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. We caution investors that these forward-looking statements are not guarantees of future performance, and actual results may differ materially. In particular, the amount and terms of future sales under the equity issuance plan described above, if any, are not yet known. Investors should consider the important risks and uncertainties that may cause actual results to differ. These important risks and uncertainties include those discussed in our Quarterly Reports on Form 10-Q, our 2008 Annual Report on Form 10-K and the other filings we make with the Securities and Exchange Commission. We assume no obligation to update this release, which speaks as of the date issued.